

February 23, 2011

Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331

> **Re:** **Form 10-K for the Fiscal Year Ended June 26, 2010**
> **Form 10-Q for the Period Ended September 25, 2010**
> **File No. 1-367**

Dear Mr. O'Brien:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief